Exhibit 99.1

N E W S     R E L E A S E

Investor Contacts:

Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com	Lim Li Chuen (65) 6360.4572 lclim@charteredsemi.com

Media Contacts: Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.

In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.

CHARTERED REPORTS FOURTH QUARTER AND YEAR 2005 RESULTS

•	Chartered revenues of $367.2 million in 4Q 2005, up 92.7 percent from 4Q 2004 and up 26.6 percent sequentially. Revenues including Chartered’s share of SMP of $399.4 million, up 95.1 percent from 4Q 2004 and up 26.2 percent sequentially.

•	Net income of $26.5 million in 4Q 2005, compared to net loss of $26.8 million in 4Q 2004, and a net loss of $34.5 million in the previous quarter.

SINGAPORE — January 27, 2006 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for fourth quarter and year ended December 31, 2005.

“In fourth quarter, we posted record revenues at the Chartered level as well as record revenues including our share of SMP, as we capitalized on the growth in our leading-edge technologies and favorable market conditions. Although 2005 started out disappointing with the overhang of inventory correction in the semiconductor supply chain and demand softness in certain end markets negatively impacting our bottom line, our fundamentals were improving leading us to achieve several key milestones by the end of the year. Revenues from the 90-nanometer (nm) technology node exceeded the $100 million mark in fourth quarter 2005, contributing 28 percent of our total business base revenues in just its second quarter of ramp. We were also able to achieve our target to bring down our breakeven utilization to 75 percent in the fourth quarter, setting the path toward a sustainable profitability model,” said Chia Song Hwee, president & CEO of Chartered.

Summary of Fourth Quarter 2005 Performance

•	Revenues were $367.2 million in fourth quarter 2005, up 92.7 percent from $190.6 million in fourth quarter 2004. Revenues including Chartered’s share of SMP were $399.4 million, up 95.1 percent from $204.7 million in the year-ago quarter, with the largest dollar increase coming from the consumer sector, followed by the computer and communications sectors. Sequentially, revenues were up 26.6 percent compared to $290.1 million in third quarter 2005. Revenues including Chartered’s share of SMP were up 26.2 percent from $316.5 million in third quarter 2005 primarily due to significant growth in the consumer sector followed by the computer sector, partially offset by a decline in the communications sector.

•	Gross profit was $88.0 million, or 24.0 percent of revenues, up from a profit of $0.8 million, or 0.4 percent of revenues in the year-ago quarter, primarily due to significantly higher revenues. Gross profit was up 137.7 percent sequentially from $37.0 million, or 12.8 percent of revenues in third quarter 2005, primarily due to higher revenues.

•	Research and development (R&D) expenses were $35.4 million, an increase of 24.4 percent from the year-ago quarter, primarily due to increased design services activities and higher development activities related to the advanced 65nm technology node, partially offset by the completed 0.13-micron technology development program.

•	Pre-production fab start-up cost was nil in fourth quarter 2005 as Fab 7 started commercial production during second quarter 2005. Pre-production fab start-up cost was $9.9 million in fourth quarter 2004.

•	Sales and marketing expenses were $10.2 million, up 13.8 percent compared to $8.9 million in the year-ago quarter, primarily due to higher expenses related to the Electronic Design Automation

(EDA) offerings. Compared to the previous quarter, sales and marketing expenses were down 10.7 percent from $11.4 million, primarily due to lower financial support for customer prototyping activities.

•	General and administrative (G&A) expenses were $9.7 million, an increase of 20.6 percent compared to $8.0 million in the year-ago quarter, primarily due to higher payroll-related expenses and the effect of employee leave clearance in fourth quarter 2004.

•	Other operating expense was nil in fourth quarter 2005 compared to an income of $10.0 million in the year-ago quarter, which included a gain of $10.4 million resulting from an equipment disposition with CSMC Technologies Corporation.

•	Equity in income (loss) of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was an income of $10.5 million compared to a loss of $10.4 million in the year-ago quarter and an income of $4.2 million in the previous quarter, primarily due to higher revenues.

•	Other income was $1.9 million compared to $24.8 million in the year-ago quarter. Other income in fourth quarter 2004 included the recognition of a gain of $14.3 million related to the Technology Transfer and License Agreement (TTLA) and the Operational Assistance Agreement (OAA) with CSMC Technologies Corporation and a training grant income of $8.4 million.

•	Net interest expense was $16.1 million, compared to a net interest expense of $1.2 million in the year-ago quarter, primarily due to higher interest expense resulting from higher interest rates and higher outstanding debt and lower interest capitalization associated with the ramp of Fab 7, partially offset by higher interest income.

•	None of the losses in Chartered’s consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), were allocated to the minority interest in fourth quarter 2005. CSP’s financial position continued to be in capital deficit in fourth quarter 2005; therefore, Chartered continued to recognize 100 percent of the joint venture’s results, which was a loss of $16.3 million in the quarter. CSP’s loss decreased in fourth quarter 2005 compared to the previous quarter primarily due to higher revenues and to a lesser extent lower depreciation. At the end of fourth quarter 2005, CSP’s capital deficit was $395.2 million.

•	Net income was $26.5 million, or 7.2 percent of revenues, compared to a net loss of $26.8 million, or negative 14.1 percent of revenues, in the year-ago quarter and a net loss of $34.5 million or negative 11.9 percent of revenues in the previous quarter.

•	Basic earnings per American Depositary Share (ADS) and basic earnings per share in fourth quarter 2005 were $0.10 and $0.01 respectively, compared with a basic loss per ADS and basic loss per share of $0.11 and $0.01 respectively in fourth quarter 2004.

Summary of Year 2005 Performance

•	Revenues were $1,032.7 million, up 10.8 percent compared to $932.1 million in 2004. Revenues including Chartered’s share of SMP were $1,131.9 million, up 2.6 percent from $1,102.9 million a year ago, driven by higher revenues in the consumer sector, partially offset by declines in the communications sector and to a lesser extent the computer sector.

•	Gross profit was $115.7 million, or 11.2 percent of revenues, a decline from $162.8 million, or 17.5 percent of revenues in 2004, primarily due to lower utilization rate, increased depreciation and other manufacturing costs associated with the addition of new capacity during the year.

•	Pre-production fab start-up costs, all related to Fab 7, were $22.7 million compared to $33.2 million a year ago, as Fab 7 started commercial production during second quarter 2005.

•	Sales and marketing expenses were $42.2 million, an increase of 11.7 percent from $37.8 million in 2004, primarily due to higher expenses related to EDA offerings and higher financial support for customer prototyping activities.

•	G&A expenses were $38.8 million, 14.5 percent higher compared to $33.9 million in 2004. The higher expenses were primarily due to payroll-related expenses and the following in year 2004:

–	A gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement.

–	A gain of $1.1 million associated with the resolution of a supplier advance that was previously considered doubtful of recovery.

•	Equity in income of SMP was $6.5 million compared to $27.6 million in 2004, primarily due to significantly lower revenues.

•	Other income was $2.4 million compared to $52.3 million in 2004. The reduction was primarily due to the following:

–	Recognition of a gain in 2004 of $14.3 million related to the TTLA and the OAA with CSMC Technologies Corporation.

–	Higher grant income of $29.4 million in 2004.

–	An expense of $7.0 million in third quarter 2005, relating to termination of hedging transactions and other costs as a result of the cash tender offer for the senior convertible notes due April 2006.

•	None of the losses in Chartered’s consolidated joint-venture fab, CSP, were allocated to the minority interest in 2005. CSP’s financial position continued to be in capital deficit in 2005,

thereby requiring Chartered to recognize 100 percent of CSP’s results which was a loss of $132.4 million in 2005, compared to $113.9 million in 2004.

•	Net loss was $159.6 million, or negative 15.5 percent of revenues, compared to a net income of $6.6 million, or 0.7 percent of revenues in 2004.

•	Basic loss per ADS and basic loss per share in 2005 were $0.65 and $0.06 respectively, compared with basic earnings per ADS and basic earnings per share of $0.03 and $0.00 respectively in 2004.

Wafer Shipments and Average Selling Prices (eight-inch equivalent)

•	Shipments in fourth quarter 2005 were 314.8 thousand wafers, an increase of 64.2 percent compared to 191.8 thousand wafers in fourth quarter 2004. Shipments in fourth quarter 2005 increased by 16.3 percent compared to 270.7 thousand wafers shipped in third quarter 2005. Shipments including Chartered’s share of SMP were 345.8 thousand wafers, an increase of 72.2 percent compared to 200.8 thousand wafers in fourth quarter 2004. Shipments including Chartered’s share of SMP in fourth quarter 2005 increased by 17.1 percent compared to 295.2 thousand wafers shipped in third quarter 2005.

•	Shipments in 2005 were 965.0 thousand wafers, an increase of 4.8 percent compared to 921.0 thousand wafers shipped in 2004. Shipments including Chartered’s share of SMP were 1,051.8 thousand wafers, an increase of 1.6 percent compared to 1,035.5 thousand wafers in 2004.

•	Average Selling Price (ASP) was $1,139 per wafer in fourth quarter 2005, an increase of 10.0 percent from $1,035 per wafer in third quarter 2005, primarily due to richer product mix. ASP including Chartered’s share of SMP was $1,130 per wafer in fourth quarter 2005 compared to $1,039 per wafer in third quarter 2005.

•	ASP was $1,036 in 2005, an increase of 2.4 percent compared to $1,012 per wafer in 2004, primarily due to richer product mix, partially offset by price decline in certain mature technologies during the year. ASP including Chartered’s share of SMP was $1,045 per wafer in 2005 compared to $1,065 per wafer in 2004.

Capacity and Utilization

•	Capacity utilization in fourth quarter 2005 was 79 percent compared to 61 percent in the year-ago quarter, and 74 percent in third quarter 2005. Capacity utilization was 70 percent in 2005 compared to 80 percent in 2004. Total capacity in fourth quarter 2005 was up approximately nine percent sequentially. For full year 2005, advanced (0.13-micron and below) capacity increased approximately 118 percent while total capacity increased by approximately 16 percent to 1.5 million eight-inch equivalent wafers from 1.3 million in 2004, primarily due to Fab 7 ramp. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.

Utilization Table

     Data including Chartered’s share of SMP

Thousand 8" equivalent wafers	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
Total wafers shipped	200.8	186.2	224.5	295.2	345.8
Total capacity	327.0	317.0	346.5	401.4	435.9
Utilization	61%	59%	65%	74%	79%

Capacity by Fab

Thousand 8" equivalent wafers	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	Est 1Q 2006
Fab 2	131.8	130.6	137.7	139.2	145.7	142.6
Fab 3	73.0	71.4	74.3	74.2	74.2	69.5
Fab 5 (Chartered’s share)	37.0	34.5	35.8	36.2	35.6	34.3
Fab 6	85.2	80.5	89.4	100.5	112.9	114.5
Fab 7 (a)	—	—	9.3	51.3	67.5	66.6

Total	327.0	317.0	346.5	401.4	435.9	427.5

(a)	Fab 7 started commercial shipment in June 2005.

Market Dynamics

The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.

Breakdown by Market Sector

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
Communications	47%	37%	44%	38%	29%
Computer	31%	31%	34%	25%	22%
Consumer	17%	27%	16%	32%	45%
Other (b)	5%	5%	6%	5%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
Americas	67%	68%	58%	72%	74%
Europe	14%	13%	17%	10%	9%
Asia-Pacific	15%	13%	16%	11%	11%
Japan	4%	3%	5%	4%	4%
Other (b)	—	3%	4%	3%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
0.09 and below	0%	0%	0%	24%	28%
Up to 0.13	25%	32%	23%	17%	20%
Up to 0.15	3%	4%	6%	4%	4%
Up to 0.18	17%	18%	18%	9%	12%
Up to 0.25	11%	11%	11%	10%	6%
Up to 0.35	26%	21%	26%	21%	20%
Above 0.35	18%	11%	12%	12%	8%
Other (b)	—	3%	4%	3%	2%

Total	100%	100%	100%	100%	100%

(b)	Includes revenues from services related to generation of customers’ mask sets.

Top Customers

Chartered’s top five customers in 2005, in order of revenue significance (excluding Chartered’s share of SMP revenues), were: Broadcom, IBM, Agilent, MStar and MediaTek. Collectively, Chartered’s top five customers accounted for 56 percent of total revenues in 2005, compared with 52 percent in the previous year. Broadcom and IBM each exceeded 10 percent of total revenues in 2005.

Year 2005 Highlights and Events

Advanced 90nm and 65nm Technology/300mm Manufacturing

Year 2005 was a milestone year for Chartered as the Company demonstrated its capability in volume manufacturing advanced 90nm technology and announced several steps to further enhance its technology position in the future:

–	First 300mm fabrication facility, Fab 7, commenced commercial production in second quarter 2005.

–	Made available a comprehensive 65nm design manual and SPICE models and announced production of 65nm multi-project wafers in fourth quarter 2005.

–	Expanded relationship with IBM by formally extending its joint development efforts to include 45nm bulk CMOS process technology. The Chartered-IBM joint development now spans three major generations of technologies from 90nm to 45nm.

–	Samsung extended its commitment and involvement in the joint technology development by licensing the 90nm common design enablement platform originated by IBM and Chartered.

Customers/Operations

Chartered continued to make good progress in engaging new customers in 2005. Agreements were announced with:

–	Infineon for manufacture of 65nm logic products for low-power mobile phones in Fab 7 commencing fourth quarter 2006. The agreement builds on Chartered’s joint development alliance with IBM, Infineon, and Samsung and enables Infineon to participate at the cutting-edge of technological development, with Chartered providing a reliable and cost-effective outsourcing solution .

–	ATI for volume production of its 0.13-micron low-power, all-copper process, providing ATI with additional manufacturing capacity for its media processor IMAGEON 2240 for high- volume camera phones.

EDA / IP

Chartered further expanded the common design enablement platform during the year and also announced a milestone common DFM initiative:

–	Chartered and IBM announced further expansion of their jointly developed 90nm process platform with the addition of common design enablement support. Expanded support — provided by ARM, Cadence Design Systems, Magma Design Automation and Synopsys — augments the existing ecosystem of support for the IBM-Chartered 90nm base process platform.

–	Chartered, IBM and Samsung also announced a comprehensive, collaborative strategy and an initial set of solutions as part of a cross-fab, common DFM initiative. The multi-faceted effort, which includes participation by leading EDA and DFM tool suppliers, is focused on offering a series of rules, models and utility kits that provide new levels of predictability and control to achieve working silicon faster and yield ramp more efficiently.

Financing

In 2005, Chartered successfully executed a financing plan that substantially lengthened its debt maturity profile and at the same time helped its de-leveraging objectives. Chartered raised a total of $925 million from a public offering of “Senior Notes” and a private placement of “Units.” The Senior Notes consisted of $375 million of 5.75 percent senior notes due 2010 and $250 million of 6.375 percent senior notes due 2015. The “Units” comprised convertible redeemable preference shares and amortizing bonds due 2010, totaling to an amount of $300 million. Chartered also launched and completed a cash tender offer, repurchasing approximately 83 percent or $478 million of the outstanding $575 million 2.5 percent senior convertible notes due April 2006.

Review and Outlook

“Based on current demand levels from our customers and also comprehending two fewer days in the quarter compared to the previous quarter, we expect Chartered revenues and revenues including our share of SMP to decline sequentially approximately three percent in first quarter 2006. The outlook for first quarter 2006 has been steadily improving and we are now seeing less than normal industry seasonality impact in our business,” said George Thomas, senior vice president & CFO of Chartered.

“We expect a utilization rate of approximately 83 percent for the first quarter. Revenues from 0.13-micron and below technologies, including 90nm, are expected to represent around 48 percent of our total business base revenues, and 90nm revenues alone are expected to contribute approximately 27 percent of our total business base revenues. With this business outlook, we expect to close first quarter 2006 with a net income of around $15 million.”

The outlook for first quarter 2006 is as follows:

	4Q 2005	1Q 2006 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$367.2M	$356M, ± $4M	Down 2% to 4%
Revenues including Chartered’s share of SMP	$399.4M	$386M, ± $5M	Down 2% to 5%
ASP (c)	$1,139	$1,079, ± $20	Down 4% to 7%
ASP including Chartered’s share of SMP (c)	$1,130	$1,070, ± $25	Down 3% to 8%
Utilization	79%	83%, ± 2%	—
Gross profit (loss)	$88.0M	$75M, ± $4M	—
Net income (loss) (d)	$26.5M	$15M, ± $5M	—
Basic earnings (loss) per ADS	$0.10	$0.06, ± $0.02	—

(c)	Eight-inch equivalent wafers.

(d)	Net income includes the negative profit impact from losses attributable to minority interest, which was $8.0 million in fourth quarter 2005, and is projected to be approximately $2.5 million in first quarter 2006.
Guidance comments for year 2006:
–	R&D expenditures: approximately $150 million, compared to $122 million in 2005.

–	Capital expenditures: approximately $650 million, compared to $628 million in 2005. 2006 capital expenditures are primarily targeted for 0.13-micron and below capacity and are cash-flow based.

–	Depreciation and amortization: approximately $520 million, compared to $508 million in 2005.

–	Wafer capacity: approximately 1.8 million wafers (eight-inch equivalent) in 2006, an increase of approximately 21 percent over 2005. For the same period, advanced capacity (0.13-micron and below) is planned to increase over 72 percent and represent approximately 35 percent of total.

CEO Closing Comments
“Chartered today has a technology position that it has never had in its history and a cost structure that is better than in the past. We are excited about the opportunities that are ahead of us in 2006, as we expand our customer engagements on the Chartered-IBM 65nm and 90nm common technology platform and 0.13-micron technologies, and further solidify the gains from the value added solutions we offer in more mature technologies,” concluded Chia.
Webcast Conference Call Today
Chartered will be discussing its fourth quarter 2005 and year-end results and first quarter 2006 outlook on a conference call today, January 27, 2006, at 8:30 a.m. Singapore time (US time 4:30 p.m. PT/7:30 p.m. ET, January 26, 2006). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For first quarter 2006, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, March 3, 2006, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

	4Q 2004	3Q 2005	4Q 2005	1Q 2006 Guidance	Year	Year
	Actual	Actual	Actual	Midpoint	2004	2005
Revenues (e)	$190.6M	$290.1M	$367.2M	$356.0M	$932.1M	$1,032.7M
Chartered’s share of SMP revenues	$14.1M	$26.4M	$32.2M	$30.0M	$170.8M	$99.2M
Revenues including Chartered’s share of SMP	$204.7M	$316.5M	$399.4M	$386.0M	$1,102.9M	$1,131.9M
ASP (e)(f)	$994	$1,035	$1,139	$1,079	$1,012	$1,036
ASP of Chartered’s share of SMP revenues (f)	$1,561	$1,074	$1,038	$980	$1,492	$1,144
ASP including Chartered’s share of SMP (f)	$1,019	$1,039	$1,130	$1,070	$1,065	$1,045

(e)	Determined in accordance with US GAAP.

(f)	Eight-inch equivalent wafers.

Breakdown by Market Sector

Revenues (US GAAP)	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
Communications	47%	37%	43%	36%	28%
Computer	30%	29%	32%	24%	19%
Consumer	18%	28%	18%	35%	48%
Other (g)	5%	6%	7%	5%	5%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
Communications	43%	33%	44%	54%	42%
Computer	47%	59%	51%	37%	51%
Consumer	10%	7%	3%	7%	6%
Other	—	1%	2%	2%	1%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
Communications	47%	37%	44%	38%	29%
Computer	31%	31%	34%	25%	22%
Consumer	17%	27%	16%	32%	45%
Other (g)	5%	5%	6%	5%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues (US GAAP)	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
Americas	71%	73%	63%	74%	76%
Europe	10%	8%	11%	9%	8%
Asia-Pacific	16%	14%	17%	11%	11%
Japan	3%	2%	5%	3%	3%
Other (g)	—	3%	4%	3%	2%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
Americas	15%	15%	17%	43%	49%
Europe	74%	74%	66%	28%	28%
Asia-Pacific	2%	—	4%	9%	17%
Japan	9%	11%	13%	20%	6%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
Americas	67%	68%	58%	72%	74%
Europe	14%	13%	17%	10%	9%
Asia-Pacific	15%	13%	16%	11%	11%
Japan	4%	3%	5%	4%	4%
Other (g)	—	3%	4%	3%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues (US GAAP)	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
0.09 and below	—	—	—	26%	31%
Up to 0.13	27%	33%	26%	18%	21%
Up to 0.15	—	—	—	—	—
Up to 0.18	15%	17%	14%	6%	9%
Up to 0.25	11%	12%	12%	11%	7%
Up to 0.35	28%	22%	29%	23%	21%
Above 0.35	19%	13%	15%	13%	9%
Other (g)	—	3%	4%	3%	2%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
0.09 and below	—	—	—	—	—
Up to 0.13	3%	10%	3%	—	—
Up to 0.15	39%	53%	50%	47%	45%
Up to 0.18	56%	37%	47%	43%	40%
Up to 0.25	2%	—	—	5%	3%
Up to 0.35	—	—	—	5%	12%
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP	Percentage of Total

	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005
0.09 and below	—	—	—	24%	28%
Up to 0.13	25%	32%	23%	17%	20%
Up to 0.15	3%	4%	6%	4%	4%
Up to 0.18	17%	18%	18%	9%	12%
Up to 0.25	11%	11%	11%	10%	6%
Up to 0.35	26%	21%	26%	21%	20%
Above 0.35	18%	11%	12%	12%	8%
Other (g)	—	3%	4%	3%	2%

Total	100%	100%	100%	100%	100%

(g)	Includes revenues from services related to generation of customers’ mask sets.

About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the first quarter of 2006; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net income or profit and earnings per ADS; our expectation of revenue contribution from 0.13-micron and below technologies including 90nm; percentage of revenue from (i) 0.13-micron and below technologies and (ii) 90nm as a percentage of our total business base revenues; the estimated capacity by fabs for the first quarter 2006 and the guidance on R&D expenditures, capital expenditures, depreciation and amortization, wafer capacity and percentage of increase of advanced capacity for year 2006, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and consumer, computer and communications markets; demands from our major customers, excess inventory and life cycles of specific products; competition from other foundries; unforeseen delays or interruptions in our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; the timing and rate of the semiconductor market recovery; economic conditions in the United States as well as globally and the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2004 and the Company’s Prospectus Supplement dated July 29, 2005 filed with the U.S. Securities and Exchange Commission on August 1, 2005 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, and relating to our registration statement on Form F-3 (Registration No. 333-56878). You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)
Determined in accordance with US GAAP

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2005	2004	2005
Net revenue	$190,608	$367,213	$932,131	$1,032,734
Cost of revenue	189,856	279,261	769,318	917,048

Gross profit	752	87,952	162,813	115,686

Operating expenses:
Research and development	28,445	35,373	118,281	122,073
Fab start-up costs	9,942	—	33,199	22,697
Sales and marketing	8,939	10,174	37,751	42,181
General and administrative	8,025	9,677	33,850	38,756
Other operating expenses (income), net	(10,022)	—	(8,994)	3,938

Total operating expenses	45,329	55,224	214,087	229,645

Operating income (loss)	(44,577)	32,728	(51,274)	(113,959)
Equity in income (loss) of SMP	(10,406)	10,513	27,563	6,486
Other income, net	24,767	1,863	52,299	2,442
Interest expense, net	(1,224)	(16,125)	(18,563)	(41,214)
Foreign exchange gain (loss), net	1,298	(1,041)	1,320	(356)

Income (loss) before income taxes	(30,142)	27,938	11,345	(146,601)
Income tax (expense) benefit	3,314	(1,404)	(4,774)	(12,997)

Net income (loss)	(26,828)	26,534	6,571	(159,598)
Less: Accretion to redemption value of convertible redeemable preference shares	—	(2,401)	—	(3,196)

Net income (loss) available to common shareholders	$(26,828)	$24,133	$6,571	$(162,794)

Net earnings (loss) per common share and ADS

Basic net earnings (loss) per common share	$(0.01)	$0.01	$0.00	$(0.06)
Diluted net earnings (loss) per common share	$(0.01)	$0.01	$0.00	$(0.06)

Basic net earnings (loss) per ADS	$(0.11)	$0.10	$0.03	$(0.65)
Diluted net earnings (loss) per ADS	$(0.11)	$0.08	$0.03	$(0.65)

Number of shares (in millions) used in computing :
Basic net earnings (loss) per common share	2,509.2	2,512.9	2,508.4	2,511.4
Effect of dilutive options	—	348.7	8.5	1.2

Diluted net earnings (loss) per common share	2,509.2	2,861.6	2,516.9	2,512.6

Number of ADS (in millions) used in computing :
Basic net earnings (loss) per ADS	250.9	251.3	250.8	251.1
Effect of dilutive options	—	34.9	0.9	0.1

Diluted net earnings (loss) per ADS	250.9	286.2	251.7	251.2

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)
Determined in accordance with US GAAP

	As of
	December 31,	December 31,
	2004	2005
		(Unaudited)
ASSETS

Cash and cash equivalents	$539,399	$819,856
Receivables, net	143,148	184,897
Inventories	72,159	134,240
Other current assets	46,761	33,027

Total current assets	801,467	1,172,020
Investment in SMP	93,765	50,384
Property, plant and equipment, net	1,914,515	2,049,695
Technology licenses, net	121,953	106,612
Other non-current assets	158,312	138,583

Total assets	$3,090,012	$3,517,294

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$152,348	$97,524
Current installments of long-term debt	352,985	319,634
Other current liabilities	118,388	246,318

Total current liabilities	623,721	663,476
Long-term debt, excluding current installments	882,745	1,128,258
Other non-current liabilities	77,915	128,523

Total liabilities	1,584,381	1,920,257

Convertible redeemable preference shares	—	250,663

Shareholders’ equity	1,505,631	1,346,374

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,090,012	$3,517,294

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)
Determined in accordance with US GAAP

	For The Twelve Months Ended
	December 31,	December 31,
	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$6,571	$(159,598)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of SMP	(27,563)	(6,486)
Cash dividends received from SMP	—	29,460
Depreciation and amortization	437,590	507,687
Foreign exchange (gain) loss, net	(19)	434
Gain on disposal of property, plant and equipment	(11,703)	(1,594)
Others, net	(7,032)	8,051
Changes in operating working capital:
Receivables	16,327	(44,280)
Inventories	(15,726)	(62,081)
Prepaid expenses and other current assets	(180)	853
Payables and other liabilities	(66,581)	131,928

Net cash provided by operating activities	331,684	404,374

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(686,252)	(628,127)
Payments for technology licenses	(37,083)	(9,351)
Payments for deposits	(65,000)	—
Proceeds from sale of property, plant and equipment	31,217	6,245
Receipts related to refund of deposits and other assets	24,403	45,690
Proceeds from SMP capital reduction	—	17,300
Others	—	(2,832)

Net cash used in investing activities	(732,715)	(571,075)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	318,000	1,128,592
Repayments	(287,312)	(990,172)
Receipts of customer deposits	450	81,300
Refund of customer deposits	—	(22,035)
Issuance of ordinary shares	2,001	2,387
Issuance of convertible redeemable preference shares	—	247,513
Others	1,800	—

Net cash provided by financing activities	34,939	447,585

Net increase (decrease) in cash and cash equivalents	(366,092)	280,884
Effect of exchange rate changes on cash and cash equivalents	19	(427)
Cash and cash equivalents at the beginning of the period	905,472	539,399

Cash and cash equivalents at the end of the period	$539,399	$819,856